VALUE FINANCIAL SERVICES, INC.

1063 Maitland Center Commons Blvd., Suite 200

Maitland, FL 32751

(407) 339-0064

October 9, 2008

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Value Financial Services, Inc.

Registration Statement on Form S-1 filed on August 13, 2007

File No. 333-145411

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), please consider this correspondence as an application to the United States Securities and Exchange Commission (the “Commission”) for an order permitting Value Financial Services, Inc. (the “Registrant”) to withdraw the subject Registration Statement on Form S-1 filed by the Registrant on August 13, 2007 and amended on October 11, 2007, November 8, 2007, November 16, 2007 and November 27, 2007 (collectively, the “Registration Statement”). The Registrant is requesting withdrawal for various business and market reasons and as such, the registration statement should not be made effective at this time.

The Registration Statement covered the initial public offering of shares of the Registrant’s Common Stock. The Registration Statement has not been declared effective and no shares of Common Stock of the Registrant have been or will be sold pursuant to the Registration Statement.

The Registrant believes the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, the Commission issue an order granting the desired withdrawal.

The Registrant further requests that all fees paid to the Commission with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

If you have any questions or comments regarding the foregoing application for withdrawal, please contact the undersigned at (407) 339-0064 or Jeffery A. Bahnsen, Esq., legal counsel to the Registrant, at (561) 955-7650. Please provide a copy of the order consenting to this withdrawal to me by facsimile transmission at (407) 339-6608.

Sincerely,

/s/ John Thedford
President & CEO